UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Additional Notice for ADR Holders Regarding the

Payment of Cash Consideration for Shares of SK Communications Co., Ltd.

The information relating to the payment of cash consideration for shares of SK Communications Co., Ltd.(“SK Communications”) set forth in “Item 8. Timeline of the Transaction” of the Form 6-K furnished by SK Telecom Co., Ltd.(“SK Telecom”) on November 25, 2016 with respect to the “Cash Consideration for Shares of SK Communications Co., Ltd.” is amended and replaced as follows:

“8. Timeline of the Transaction

Event	Date(s)(1)
Date of the Share Exchange Agreement	November 25, 2016
Record date	December 9, 2016
Closure of the shareholder register	December 10, 2016 to December 16, 2016
Dissent filing period(2)	December 9, 2016 to December 23, 2016
Board of directors’ meeting to approve the Share Exchange Agreement(3)	January 4, 2017
Closing date of the Transaction	February 7, 2017

(1)	The dates listed herein are subject to change due to consents or approvals from relevant institutions or due to further agreements among the parties.
(2)	For shareholders of SK Telecom that hold their shares in the form of American Depositary Receipts (“ADRs”) to submit a notice of dissent, please contact Jayne Whalen of Computershare at +1-201-222-4412 for the relevant dissent form applicable to SK Telecom’s ADR holders. Completed form needs to be faxed to Citibank, N.A., as depositary, prior to 4:00 p.m. (New York City time) on December 20, 2016 at +1-201-222-4593 (attn.: Jayne Whalen)
(3)	As the Transaction will proceed in accordance with the procedures for a small-scale share swap pursuant to Article 360-10 of the KCC, a meeting of the board of directors will be held to approve the Share Exchange Agreement in lieu of a general meeting of shareholders held in accordance with Article 360-3(1) of the KCC.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: December 13, 2016

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